Exhibit 99.1
Home Inns Reports Fourth Quarter and Full Year 2010 Financial Results
Full Year Revenues Increased 22% Year over Year to RMB 3.17 Billion
Full Year Operating Profit Increased 120% Year over Year to RMB 530.4 Million
Shanghai, March 7, 2011 — Home Inns & Hotels Management Inc. (NASDAQ: HMIN), a leading economy hotel chain in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.
Fourth Quarter 2010 Financial Highlights
•	Total revenues for the fourth quarter increased 14.2% year over year to RMB 797.9 million (US$120.9 million), within the guidance range of RMB 795 million to RMB 815 million.
•
Net income attributable to Home Inns’ shareholders for the quarter was RMB 33.0 million (US$5.0 million). Net income was reduced by share-based compensation expenses of RMB 15.7 million (US$2.4 million), foreign exchange loss of RMB 1.9 million (US$0.3 million), loss from fair value change of convertible bond of RMB 9.0 million (US$1.4 million) and one-time charge of issuance costs for convertible bond of RMB 42.6 million (US$6.4 million). This compared to a net income attributable to Home Inns’ shareholders of RMB 68.4 million in the fourth quarter of 2009, which was reduced by share-based compensation expenses of RMB 9.8 million and gain on buy-back of convertible bond of RMB 2.1 million.

•
Income from operations for the quarter was RMB 100.4 million (US$15.2 million), compared to that of RMB 83.1 million in the same period of 2009. Income from operations excluding share-based compensation expenses (non-GAAP) increased 25% to RMB 116.1 million (US$17.6 million) for the quarter, compared to RMB 92.9 million in the same period of 2009.

•
EBITDA (non-GAAP) for the quarter was RMB 132.2 million (US$20.0 million). Excluding any share-based compensation expenses, foreign exchange loss, issuance costs for convertible bond and loss from fair value change of convertible bond, adjusted EBITDA (non-GAAP) for the quarter was RMB 201.3 million (US$30.5 million), compared to RMB 177.0 million for the same period of 2009, representing a year-over-year increase of 13.7%.

•	Diluted earnings per ADS for the quarter were RMB 0.78 (US$0.12); adjusted diluted earnings per ADS (non-GAAP) for the quarter were RMB 2.40 (US$0.36).
This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6000 to US$1.00, the effective noon buying rate as of December 31, 2010 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
Diluted earnings per ADS and adjusted diluted earnings per ADS (non-GAAP) exclude gain on buy-back of convertible bond and interest expenses related to the convertible bond issued in December 2007. Adjusted diluted earnings per ADS (non-GAAP) also exclude foreign exchange loss, share-based compensation expenses, issuance costs for convertible bond and loss from fair value change of convertible bond. Please refer to “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

Full Year Financial 2010 Highlights
•	Total revenues for the year increased 21.8% year-over-year to RMB 3.17 billion (US$479.9 million), within the guidance range of 20-24% year-over-year growth.
•
Net income attributable to shareholders for the year was RMB 359.5 million (US$54.5 million). Net income was reduced by share-based compensation expenses of RMB 53.3 million (US$8.1 million), foreign exchange losses of RMB 4.4 million (US$0.7 million), issuance costs for convertible bond of RMB 42.6 million (US$6.4 million) and loss from fair value change of convertible bond of RMB 9.0 million (US$1.4 million), and increased by gain on buy-back of convertible bond of RMB 2.5 million (US$0.4 million). This compared to a net income attributable to shareholders of RMB 256.0 million in 2009, which was reduced by share based compensation expenses of RMB 32.0 million and foreign exchange losses of RMB 0.3 million and increased by gain on buy-back of convertible bond of RMB 69.3 million.

•
Income from operations for the year was RMB 530.4 million (US$80.4 million), compared to RMB 241.6 million in the previous year. Income from operations excluding share-based compensation expenses (non-GAAP) increased by 113.3% to RMB 583.7 million (US$88.4 million) in 2010 from RMB 273.6 million in the previous year.

•
EBITDA (non-GAAP) for the full year was RMB 812.0 million (US$123.0 million). Excluding any foreign exchange losses, share-based compensation expenses, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, adjusted EBITDA (non-GAAP) was RMB 918.8 million (US$139.2 million), compared to RMB 577.5 million for the same period a year ago, representing an increase of 59.1% year-over-year.

•	Diluted earnings per ADS were RMB 8.45 (US$1.28); adjusted diluted earnings per ADS (non-GAAP) were RMB 11.00 (US$1.67).
“2010 was another year of achievements for Home Inns. The 208 new hotels that we opened in 2010 further solidified our leadership position in the Chinese economy hotel industry. We concluded the year delivering on our commitments to both top line growth and margin expansion,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “Our total portfolio’s strong performance was achieved through effective pricing and cost management taking advantage of continued Chinese economic growth and stability. During the year, we reaccelerated our development activities; we launched our mid-scale hotel brand Yitel and we raised our target for new hotels to be opened in 2011 to be between 260 and 280.”
Operational Highlights
•
During the fourth quarter of 2010, Home Inns opened 93 new hotels, including 51 new leased-and-operated hotels and 42 new franchised-and-managed hotels. There were one leased-and-operated hotel and two franchised-and-managed hotels closures during the quarter mainly due to municipal city planning and rezoning. Home Inns opened 208 new hotels during 2010, adding 67 new leased-and-operated hotels and 141 new franchised-and-managed hotels.

•
As of December 31, 2010, Home Inns operated across 146 cities in China with a total of 818 hotels (net of closures of three leased-and-operated hotels and three franchised-and-managed hotels mainly due to municipal city planning and rezoning), of which 454 were leased-and-operated hotels (including one Yitel Hotel under Home Inns’ mid-scale hotel brand), and 364 were franchised-and-managed hotels. The average number of guest rooms per hotel was 115.

•	In addition, Home Inns had another 21 leased-and-operated hotels and 69 franchised-and-managed hotels contracted or under construction as of December 31, 2010.
•
As of December 31, 2010, Home Inns had 3.80 million active non-corporate members, representing a 51% increase from 2.52 million as of December 31, 2009. Room nights sold to active non-corporate members consistently represented over 50% of total room nights sold.

•
The occupancy rate for all hotels in operation was 90.4% in the fourth quarter of 2010, compared with 92.9% in the same period in 2009 and 96.7% in the previous quarter. The decrease in occupancy rate year-over-year was in line with expectations for a decline in travel volume subsequent to the Shanghai World Expo. The sequential decrease in occupancy resulted from normal seasonal patterns as business activity tends to peak in the second and third quarters. For the full year 2010, occupancy was 93.5%, an increase from 91.5% in 2009 as a result of economic recovery since 2009.

•
RevPAR, defined as revenue per available room, was RMB 156 in the fourth quarter of 2010, compared with RMB 149 in the same period in 2009 and RMB 183 in the previous quarter. The year-over-year RevPAR increase was attributable to a higher average daily rate, or ADR. The upward price adjustments in mature hotels since March 2010 and the World Expo price premium led to a higher ADR year over year. The sequential decrease in ADR was mainly due to the World Expo having ended by October 31. For the year 2010, RevPAR was RMB 164, compared with RMB 146 in 2009. This RevPAR increase on a full year basis was driven by both higher occupancy rate and higher ADR.

•
RevPAR for Home Inns’ hotels that had been in operation for at least 18 months was RMB 163 for the fourth quarter of 2010, compared to RMB 153 for the same group of hotels in the fourth quarter of 2009. This favorable comparison was attributable to a higher ADR.

“Looking forward pass a highly profitable 2010, we see 2011 as a transitional year in which we will invest in growth and manage profitability,” continued Mr. Sun. “We remain optimistic about the overall Chinese economic outlook and the growth prospective of the Chinese travel industry and, our focus continues to be on expansion. With sound strategies, financial strength and proven execution, Home Inns is well positioned to leap forward into a new era of accelerated growth.”
Fourth Quarter and Full Year 2010 Financial Results
Home Inns’ total revenues for the fourth quarter of 2010 were RMB 797.9 million (US$120.9 million), an increase of 14.2% year over year.
For the full year 2010, total revenues were RMB 3.17 billion (US$479.9 million), an increase of 21.8% year over year.
•
Total revenues from leased-and-operated hotels for the fourth quarter of 2010 were RMB 724.9 million (US$109.8 million), representing a 10.4% increase year over year and a 9.9% decrease sequentially. The increase year over year was mainly driven by a greater number of hotels in operations and a higher ADR. Most of the 51 new leased-and-operated hotels opened in the quarter had minimum contributions to the revenue as they ramp up; the sequential decrease was mainly due to seasonality.

•
For the full year 2010, total revenues from leased-and-operated hotels were RMB 2.91 billion (US$441.0 million), representing an 18.6% increase year over year driven by a greater number of such hotels in operations and a higher occupancy and ADR. Home Inns opened 67 new leased-and-operated hotels during the year.

•
Total revenues from franchised-and-managed hotels for the fourth quarter of 2010 were RMB 73.0 million (US$11.1 million), representing a 71.9% increase year over year and a slight decrease sequentially. The year over year increase in revenues from franchised-and-managed hotels for the quarter was mainly driven by a larger number of such hotels in operation.

•
For the full year 2010, total revenues from franchised-and-managed hotels were RMB 256.8 million (US$38.9 million), representing a 74.1% increase year over year driven by a greater number of such hotels in operations. Home Inns opened 141 new franchised-and-managed hotels during the year 2010.

Total operating costs and expenses for the fourth quarter of 2010 were RMB 648.9 million (US$98.3 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) for the quarter increased 12.5% from the same quarter last year to RMB 633.2 million (US$95.9 million), representing 79.4% of total revenues, compared with 80.6% for the same quarter a year ago and 70.4% for the previous quarter.
For the full year 2010, total operating costs and expenses were RMB 2.45 billion (US$370.6 million). Total operating costs and expenses excluding share-based compensation expenses (non-GAAP) were RMB 2.39 billion (US$362.5 million) or 75.5% of total revenues for 2010, compared with RMB 2.17 billion or 83.4% of total revenues for 2009.
•
Total leased-and-operated hotel costs for the fourth quarter of 2010 were RMB 577.4 million (US$87.5 million), representing 79.7% of the leased-and-operated hotel revenues. This compared to 77.9% for the same quarter in 2009 and 69.3% for the previous quarter. The year-over-year increase in leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues was mainly due to higher pre-opening costs for hotels under construction, while the sequential increase was mainly due to a smaller revenue base during the fourth quarter.

•
For the full year 2010, total leased-and-operated hotel costs were RMB 2.17 billion (US$329.5 million). Leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues were 74.7% compared with 81.1% in 2009. The decrease was mainly due to a larger revenue base.

•
Sales and marketing expenses for the fourth quarter of 2010 were RMB 7.3 million (US$1.1 million), or 0.9% of total revenues compared with RMB 9.4 million or 1.3% of total revenues in the same period of 2009. For the full year 2010, sales and marketing expenses were RMB 33.3 million (US$5.0 million), representing 1.1% of total revenues, compared with RMB 30.5 million or 1.2% of total revenues in 2009.

•
General and administrative expenses for the fourth quarter of 2010 were RMB 64.3 million (US$9.7 million). General and administrative expenses excluding share-based compensation expenses (non-GAAP) were RMB 48.6 million (US$7.4 million), or 6.1% of the total revenues, compared with 6.1% of the total revenues in the same period of 2009 and 5.9% in the previous quarter.

•
General and administrative expenses for the year were RMB 237.6 million (US$36.0 million). General and administrative expenses excluding share-based compensation (non-GAAP) were RMB 184.3 million (US$27.9 million) or 5.8% of total revenues, compared with 5.7% in 2009.

The above resulted in an income from operations for the fourth quarter of 2010 of RMB 100.4 million (US$15.2 million). Income from operations excluding share-based compensation expenses (non-GAAP) was RMB 116.1 million (US$17.6 million), compared to an income from operations of RMB 92.9 million in the same period of 2009 and an income from operations of RMB 208.4 million in the previous quarter. The main reasons for the year-over-year increase in income from operations were higher revenues and better leased-and-operated hotel expense ratios. The sequential decrease in income from operations was driven by seasonally lower RevPAR, hence lower revenue and, higher pre-opening costs for hotels under development.
For the full year 2010, income from operations was RMB 530.4 million (US$80.4 million). Income from operations excluding share-based compensation (non-GAAP) was RMB 583.7 million (US$88.4 million), or 18.4% of total revenues, compared with RMB 273.6 million, or 10.5% for the same period a year ago. This margin improvement was driven by higher revenue from more hotels in operations with higher RevPAR, a relatively stable hotel operating cost structure, higher franchise revenue with limited direct costs, and headquarter SG&A economy of scale.
EBITDA (non-GAAP) for the fourth quarter of 2010 was RMB 132.2 million (US$20.0 million). Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, adjusted EBITDA (non-GAAP) increased 13.7% year over year to RMB 201.3 million (US$30.5 million), or 25.2% of total revenues.
For the full year 2010, EBITDA (non-GAAP) was RMB 812.0 million (US$123.0 million). Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, adjusted EBITDA (non-GAAP) was RMB 918.8 million (US$139.2 million), an increase of 59.1% from previous year and a margin rate improvement of 6.8 percentage points year over year.
Net income attributable to Home Inns’ shareholders for the quarter was RMB 33.0 million (US$5.0 million). Adjusted net income attributable to Home Inns’ shareholders (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, was RMB 102.2 million (US$15.5 million) for the fourth quarter of 2010, compared with that of RMB 76.1 million from the same period a year ago.
For the full year 2010, net income attributable to shareholders was RMB 359.5 million (US$54.5 million). Adjusted net income (non-GAAP), which excludes any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, was RMB 466.2 million (US$70.6 million) for 2010, an increase of 112.9% from previous year.
Basic earnings per share for the fourth quarter of 2010 were RMB 0.41 (US$0.06), while diluted earnings per share were RMB 0.39 (US$0.06). Basic earnings per ADS were RMB 0.81 (US$0.12), while diluted earnings per ADS were RMB 0.78 (US$0.12). Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, adjusted basic earnings per share (non-GAAP) were RMB 1.25 (US$0.19), while adjusted diluted earnings per share (non-GAAP) were RMB 1.20 (US$0.18). Adjusted basic earnings per ADS (non-GAAP) were RMB 2.51 (US$0.38), and adjusted diluted earnings per ADS (non-GAAP) were RMB 2.40 (US$0.36).

For the full year 2010, basic and diluted earnings per share amounted to RMB 4.45 (US$0.67) and RMB 4.23 (US$0.64), respectively, and basic and diluted earnings per ADS were RMB 8.89 (US$1.35) and RMB 8.45 (US$1.28), respectively. Excluding any share-based compensation expenses, foreign exchange loss, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, adjusted basic and diluted earnings per share (non-GAAP) were RMB 5.77 (US$0.87) and RMB 5.50 (US$0.83), respectively, and adjusted basic and diluted earnings per ADS (non-GAAP) were RMB 11.53 (US$1.75) and RMB 11.00 (US$1.67), respectively.
Net operating cash flow for the fourth quarter of 2010 was RMB 209.7 million (US$31.8 million), representing a 14.9% increase from the fourth quarter of 2009. Capitalized expenditures for the quarter were RMB 221.1 million (US$33.5 million), while related cash paid for capital expenditures during the quarter was RMB 167.8 million (US$25.4 million).
For the full year 2010, net operating cash flow was RMB 900.2 million (US$136.4 million). Capitalized expenditures for the full year of 2010 were RMB 546.4 million (US$82.8 million), while related cash paid for capital expenditures during the year was RMB 373.5 million (US$56.6 million).
As of December 31, 2010, Home Inns had cash and cash equivalents of RMB 2.40 billion (US$364.3 million), and the outstanding balance of its convertible bond (issued in 2007) was RMB 159.4 million (US$24.2 million) including principal and accrued interest. Outstanding balance for long-term financial liability (measured at fair value) arose from the convertible bond issued in December 2010 was RMB 1.2 billion (US$186.0 million).
Outlook for First Quarter and Full Year 2011
Home Inns expects to open 260 to 280 new hotels in 2011, including approximately 100-110 leased-and-operated hotels and 160-170 franchised-and-managed hotels. Home Inns expects total revenues for 2011 to grow 18% to 20% over 2010. Total revenues in the first quarter of 2011 are expected to be in the range of RMB 755 million (US$114.4 million) to RMB 775 million (US$117.4 million). This forecast reflects Home Inns’ current and preliminary view, which is subject to change.
Conference Call Information
Home Inns’ management will hold an earnings conference call at 8 PM on March 7, 2011 U.S. Eastern Standard Time (9 AM on March 8, 2011 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:

China Mainland (toll free):	10.800.130.0399
Hong Kong:	+852.3002.1672
U.S. (toll free):	+1.866.713.8564
U.S. and International:	+1.617.597.5312

Passcode for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until the end of March 14, 2011 U.S. Eastern Daylight Time.

U.S. toll free:	+1.888.286.8010
International:	+1.617.801.6888
Passcode:	65536938
Live and archived webcasts of this conference call will be available at http://english.homeinns.com.
About Home Inns
Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.
Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor do we purport it to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.
Non-GAAP Financial Measures
To supplement Home Inns’ unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns uses the following non-GAAP measures: total operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based expenses, adjusted net income attributable to shareholders excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond, adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond , EBITDA and adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bond, issuance costs for convertible bond and loss from fair value change of convertible bond . The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns believes that in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity and both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns’ operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns’ operational and financial performance with industry peers.
One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns’ net income for the period. These non-GAAP measures exclude share-based compensation expenses, which have been and will continue to be a significant recurring expense in its business. In addition, its EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release.
The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns’ future results will be unaffected by other charges and gains Home Inns considers to be outside the ordinary course of its business.
For investor and media inquiries, please contact:
Ethan Ruan
Home Inns & Hotels Management Inc.
Tel: +86-21-3401-9898 x2004
Email: zjruan@homeinns.com
Tom Evrard
FD Beijing
Tel: +86-10-8591-1951
Email: tom.evrard@fd.com

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Balance Sheet

	December 31, 2009	December 31, 2010
	RMB ‘000	RMB ‘000	US$ ‘000
ASSETS
Current assets:
Cash and cash equivalents	829,592	2,404,195	364,272
Accounts receivable	32,069	43,274	6,557
Receivables from related parties	3,136	5,659	857
Consumables	15,319	25,459	3,857
Prepayments and other current assets	53,054	77,886	11,801
Deferred tax assets, current	38,918	42,613	6,457

Total current assets	972,088	2,599,086	393,801

Property and equipment, net	1,905,307	2,104,393	318,847
Goodwill	390,882	390,882	59,225
Intangible assets, net	43,184	42,393	6,423
Other assets	33,861	50,473	7,647
Deferred tax assets, non-current	109,626	98,918	14,988

Total assets	3,454,948	5,286,145	800,931

LIABILITIES
Current liabilities:
Accounts payable	21,654	45,742	6,931
Payables to related parties	3,815	4,182	634
Convertible bond, current	363,506	—	—
Salaries and welfare payable	103,667	141,839	21,491
Income tax payable	61,764	42,397	6,424
Other taxes payable	15,361	15,308	2,319
Deferred revenues	57,232	73,150	11,083
Accruals for customer reward program	13,331	17,406	2,637
Other unpaid and accruals	67,502	79,434	12,034
Other payables	217,798	419,118	63,503

Total current liabilities	925,630	838,576	127,056

Deferred rental	155,612	191,034	28,945
Deferred revenues, non-current	45,240	56,996	8,636
Deposits	20,735	33,454	5,069
Unfavorable lease liability	14,585	13,211	2,002
Convertible bond, non-current	—	159,402	24,152
Financial liability (Convertible bond measured at fair value)	—	1,227,577	185,997
Deferred tax liability, non-current	11,577	11,552	1,750

Total liabilities	1,173,379	2,531,802	383,607

Commitments and contingencies
Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 80,303,510 and 81,716,084 shares issued and outstanding as of December 31, 2009 and December 31, 2010, respectively)	3,209	3,257	493
Additional paid-in capital	1,798,086	1,913,734	289,960
Statutory reserves	67,591	94,114	14,260
Retained earnings	399,218	732,194	110,938

Total Home Inns shareholders’ equity	2,268,104	2,743,299	415,651

Noncontrolling interests	13,465	11,044	1,673

Total shareholders’ equity	2,281,569	2,754,343	417,324

Total liabilities and shareholders’ equity	3,454,948	5,286,145	800,931

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6000 on December 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended				Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010		December 31, 2009		December 31, 2010
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenues:
Leased-and-operated hotels	656,505	804,726	724,905	109,834	2,453,105	359,382	2,910,458	440,978
Franchised-and-managed hotels	42,493	74,792	73,036	11,066	147,535	21,614	256,799	38,909

Total revenues	698,998	879,518	797,941	120,900	2,600,640	380,996	3,167,257	479,887
Less: Business tax and related surcharges	(42,996)	(51,822)	(48,627)	(7,368)	(158,975)	(23,290)	(191,232)	(28,975)

Net revenues	656,002	827,696	749,314	113,532	2,441,665	357,706	2,976,025	450,912

Operating costs and expenses:
Leased-and-operated hotel costs —
Rents and utilities	(207,136)	(221,654)	(232,294)	(35,196)	(797,944)	(116,899)	(875,510)	(132,653)
Personnel costs	(111,097)	(135,283)	(125,460)	(19,009)	(461,949)	(67,676)	(506,406)	(76,728)
Depreciation and amortization	(73,226)	(75,353)	(78,065)	(11,828)	(281,543)	(41,246)	(308,888)	(46,801)
Consumables, food and beverage	(43,290)	(44,036)	(53,510)	(8,108)	(172,467)	(25,267)	(173,256)	(26,251)
Others	(76,622)	(81,573)	(88,072)	(13,344)	(275,186)	(40,315)	(310,705)	(47,077)

Total leased-and-operated hotel costs	(511,371)	(557,899)	(577,401)	(87,485)	(1,989,089)	(291,403)	(2,174,765)	(329,510)
Sales and marketing expenses	(9,374)	(9,927)	(7,282)	(1,103)	(30,462)	(4,463)	(33,257)	(5,039)
General and administrative expenses*	(52,111)	(65,688)	(64,264)	(9,737)	(180,480)	(26,440)	(237,610)	(36,002)

Total operating costs and expenses	(572,856)	(633,514)	(648,947)	(98,325)	(2,200,031)	(322,306)	(2,445,632)	(370,551)

Income from operations	83,146	194,182	100,367	15,207	241,634	35,400	530,393	80,361

Interest income	1,066	2,685	3,374	511	6,686	980	9,454	1,432
Interest expense	(1,576)	(406)	(891)	(135)	(10,983)	(1,609)	(2,024)	(307)
Issuance costs for convertible bond	—	—	(42,559)	(6,448)	—	—	(42,559)	(6,448)
Loss on change in fair value of convertible bond	—	—	(9,040)	(1,370)	—	—	(9,040)	(1,370)
Gain on buy-back of convertible bond	2,076	—	—	—	69,327	10,156	2,480	376
Other non-operating income	7,734	4,790	5,340	809	16,248	2,380	22,223	3,367
Foreign exchange loss, net	(35)	(1,673)	(1,854)	(281)	(286)	(42)	(4,350)	(659)

Income before income tax expense and noncontrolling interests	92,411	199,578	54,737	8,293	322,626	47,265	506,577	76,752

Income tax expense	(22,434)	(52,691)	(20,269)	(3,071)	(62,166)	(9,107)	(139,969)	(21,207)
Net income	69,977	146,887	34,468	5,222	260,460	38,158	366,608	55,545

Less:Net income attributable to noncontrolling interests	(1,595)	(2,327)	(1,423)	(216)	(4,457)	(653)	(7,109)	(1,077)

Net income attributable to Home Inns’ shareholders	68,382	144,560	33,045	5,006	256,003	37,505	359,499	54,468

Earnings per share
— Basic	0.86	1.79	0.41	0.06	3.37	0.49	4.45	0.67

— Diluted	0.79	1.71	0.39	0.06	2.34	0.33	4.23	0.64

Weighted average ordinary shares outstanding
— Basic	79,423	80,950	81,575	81,575	75,923	75,923	80,847	80,847

— Diluted	84,817	84,706	85,052	85,052	80,895	80,895	84,747	84,747

Share-based compensation expense was included in the statement of operations as follows:
General and administrative expenses	9,767	14,172	15,705	2,380	32,009	4,689	53,272	8,072
Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6000 on December 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended December 31, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ‘000		RMB ‘00		RMB ‘000
	(unaudited)		(unaudited)		(unaudited)
Leased-and-operated hotel costs	(577,401)	72.4%	—	0.0%	(577,401)	72.4%
Sales and marketing expenses	(7,282)	0.9%	—	0.0%	(7,282)	0.9%
General and administrative expenses	(64,264)	8.1%	15,705	2.0%	(48,559)	6.1%

Total operating costs and expenses	(648,947)	81.3%	15,705	2.0%	(633,242)	79.4%

Income from operations	100,367	12.6%	15,705	2.0%	116,072	14.6%

	Quarter Ended December 31, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ‘000		US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)		(unaudited)
Leased-and-operated hotel costs	(87,485)	72.4%	—	0.0%	(87,485)	72.4%
Sales and marketing expenses	(1,103)	0.9%	—	0.0%	(1,103)	0.9%
General and administrative expenses	(9,737)	8.1%	2,380	2.0%	(7,357)	6.1%

Total operating costs and expenses	(98,325)	81.3%	2,380	2.0%	(95,945)	79.4%

Income from operations	15,207	12.6%	2,380	2.0%	17,587	14.6%

	Quarter Ended Septermber 30, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ‘000		RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)		(unaudited)
Leased-and-operated hotel costs	(557,899)	63.4%	—	0.0%	(557,899)	63.4%
Sales and marketing expenses	(9,927)	1.1%	—	0.0%	(9,927)	1.1%
General and administrative expenses	(65,688)	7.5%	14,172	1.6%	(51,516)	5.9%

Total operating costs and expenses	(633,514)	72.0%	14,172	1.6%	(619,342)	70.4%

Income from operations	194,182	22.1%	14,172	1.6%	208,354	23.7%

	Quarter Ended December 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ‘000		RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)		(unaudited)
Leased-and-operated hotel costs	(511,371)	73.2%	—	0.0%	(511,371)	73.2%
Sales and marketing expenses	(9,374)	1.3%	—	0.0%	(9,374)	1.3%
General and administrative expenses	(52,111)	7.5%	9,767	1.4%	(42,344)	6.1%

Total operating costs and expenses	(572,856)	82.0%	9,767	1.4%	(563,089)	80.6%

Income from operations	83,146	11.9%	9,767	1.4%	92,913	13.3%

	Year Ended December 31, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ‘000		RMB ‘000		RMB ‘000
	(unaudited)		(unaudited)		(unaudited)
Leased-and-operated hotel costs	(2,174,765)	68.7%	—	0.0%	(2,174,765)	68.7%
Sales and marketing expenses	(33,257)	1.1%	—	0.0%	(33,257)	1.1%
General and administrative expenses	(237,610)	7.5%	53,272	1.7%	(184,338)	5.8%

Total operating costs and expenses	(2,445,632)	77.2%	53,272	1.7%	(2,392,360)	75.5%

Income from operations	530,393	16.7%	53,272	1.7%	583,665	18.4%

	Year Ended December 31, 2010
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	US$ ‘000		US$ ‘000		US$ ‘000
	(unaudited)		(unaudited)		(unaudited)
Leased-and-operated hotel costs	(329,510)	68.7%	—	0.0%	(329,510)	68.7%
Sales and marketing expenses	(5,039)	1.1%	—	0.0%	(5,039)	1.1%
General and administrative expenses	(36,002)	7.5%	8,072	1.7%	(27,930)	5.8%

Total operating costs and expenses	(370,551)	77.2%	8,072	1.7%	(362,479)	75.5%

Income from operations	80,361	16.7%	8,072	1.7%	88,433	18.4%

	Year Ended December 31, 2009
	GAAP	%of Total	Share-based	%of Total	Non-GAAP	%of Total
	Result	Revenue	Compensation	Revenue	Result	Revenue
	RMB ‘000		RMB ‘000		RMB ‘000
	(audited)		(audited)		(audited)
Leased-and-operated hotel costs	(1,989,089)	76.5%	—	0.0%	(1,989,089)	76.5%
Sales and marketing expenses	(30,462)	1.2%	—	0.0%	(30,462)	1.2%
General and administrative expenses	(180,480)	6.9%	32,009	1.2%	(148,471)	5.7%

Total operating costs and expenses	(2,200,031)	84.6%	32,009	1.2%	(2,168,022)	83.4%

Income from operations	241,634	9.3%	32,009	1.2%	273,643	10.5%

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6000 on December 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010		December 31, 2009	December 31, 2010
	RMB ‘000	RMB ‘000	RMB ‘000	US$ ‘000	RMB ‘000	RMB ‘000	US$ ‘000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Net income attributable to Home Inns’ shareholders (GAAP)	68,382	144,560	33,045	5,006	256,003	359,499	54,468
Foreign exchange loss, net	35	1,673	1,854	281	286	4,350	659
Share-based compensation	9,767	14,172	15,705	2,380	32,009	53,272	8,072
Gain on buy-back of convertible bond	(2,076)	—	—	—	(69,327)	(2,480)	(376)
Issuance costs for convertible bond	—	—	42,559	6,448	—	42,559	6,448
Loss on change in fair value of convertible bond	—	—	9,040	1,370	—	9,040	1,370

Adjusted net income attributable to Home Inns’ shareholders (Non-GAAP) (Net income attributable to Home Inns’ shareholders excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bond, issuance costs for convertible bond and loss on change in fair value of convertible bond)	76,108	160,405	102,203	15,485	218,970	466,240	70,641

	Quarter Ended				Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010		December 31, 2009	December 31, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Earnings per share (GAAP)
— Basic	0.86	1.79	0.41	0.06	3.37	4.45	0.67

— Diluted	0.79	1.71	0.39	0.06	2.34	4.23	0.64

Weighted average ordinary shares outstanding
— Basic	79,423	80,950	81,575	81,575	75,923	80,847	80,847

— Diluted	84,817	84,706	85,052	85,052	80,895	84,747	84,747

Adjusted earnings per share (Non-GAAP) (Earnings per share excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bond, issuance costs for convertible bond and loss on change in fair value of convertible bond)

— Basic	0.96	1.98	1.25	0.19	2.88	5.77	0.87

— Diluted	0.90	1.89	1.20	0.18	2.71	5.50	0.83

Weighted average ordinary shares outstanding
— Basic	79,423	80,950	81,575	81,575	75,923	80,847	80,847

— Diluted	84,817	84,706	85,052	85,052	80,895	84,747	84,747

Note 1: The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on rate of US$1.00=RMB6.6000 on December 31, 2010, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.
Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended				Year Ended
	December 31, 2009	September 30, 2010	December 31, 2010		December 31, 2009		December 31, 2010
	RMB ’000	RMB ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000	RMB ’000	US$ ’000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(audited)	(unaudited)	(unaudited)
Net income attributable to Home Inns’ shareholders	68,382	144,560	33,045	5,006	256,003	37,505	359,499	54,468
Interest income	(1,066)	(2,685)	(3,374)	(511)	(6,686)	(980)	(9,454)	(1,432)
Interest expenses	1,576	406	891	135	10,983	1,609	2,024	307
Income tax expense	22,434	52,691	20,269	3,071	62,166	9,107	139,969	21,207
Depreciation and amortization	77,992	77,556	81,349	12,326	292,050	42,786	319,989	48,483

EBITDA (Non-GAAP)	169,318	272,528	132,180	20,027	614,516	90,027	812,027	123,033

Foreign exchange loss, net	35	1,673	1,854	281	286	42	4,350	659
Share-based compensation	9,767	14,172	15,705	2,380	32,009	4,689	53,272	8,072
Gain on buy-back of convertible bond	(2,076)	—	—	—	(69,327)	(10,157)	(2,480)	(376)
Issuance costs for convertible bond	—	—	42,559	6,448	—	—	42,559	6,448
Loss on change in fair value of convertible bond	—	—	9,040	1,370	—	—	9,040	1,370

Adjusted EBITDA (Non-GAAP) (EBITDA excluding excluding foreign exchange loss, share-based compensation, gain on buy-back of convertible bond, issuance costs for convertible bond and loss on change in fair value of convertible bond)	177,044	288,373	201,338	30,506	577,483	84,601	918,768	139,206

%of total revenue	25.3%	32.8%	25.2%	25.2%	22.2%	22.2%	29.0%	29.0%

Home Inns & Hotels Management Inc.
Operating Data

	As of and for the quarter ended
	December 31,	September 30,	December 31,
	2009	2010	2010
Total Hotels in operation:	616	728	818
Leased-and-operated hotels	390	404	454
Franchised-and-managed hotels	226	324	364
Total rooms	71,671	84,621	93,898
Occupancy rate (as a percentage)	92.9%	96.7%	90.4%
Average daily rate (in RMB)	160	189	173
RevPAR (in RMB)	149	183	156
Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,	December 31,
	2009	2010
Total Hotels in operation:	536	536
Leased-and-operated hotels	364	364
Franchised-and-managed hotels	172	172
Total rooms	63,363	63,363
Occupancy rate (as a percentage)	95%	93%
Average daily rate (in RMB)	161	174
RevPAR (in RMB)	153	163
“Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.
“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.
“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.